UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-34155
CUSIP NUMBER 33621E 109

(Check One):  ☒ Form 10-K  ☐   Form 20-F  ☐   Form 11-K  ☐   Form 10-Q  ☐   Form 10-D  ☐  Form N-SAR  ☐   Form N-CSR

For Period Ended:  September 30, 2009

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition report on Form N-SAR

For the Transition Period Ended:___________________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________

PART I - REGISTRANT INFORMATION

First Savings Financial Group, Inc.

Full Name of Registrant

Former Name if Applicable

501 East Lewis & Clark Parkway

Address of Principal Executive Office (Street and Number):

Clarksville, Indiana 47129

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).    ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Effective September 30, 2009, First Savings Bank, F.S.B., the wholly-owned subsidiary of the Registrant, completed its acquisition of Community First Bank, Corydon, Indiana.  As a result of the timing of the acquisition, the Registrant experienced delays that prevented it from compiling the combined financial information of both institutions and preparing the required information in time to file the report by the required deadline.

PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Larry W. Myers	(812)	283-0724
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    ☒ Yes      ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes       ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report net income of approximately $33,000 for the year ended September 30, 2009 compared to net loss of $190,000 for the prior year.  The change, when comparing the two years ended, is primarily the result of increases in net interest of income after provision for loan losses and noninterest income of $2.7 million and $209,000, respectively, offset by an increase in noninterest expenses of $2.7 million.  The primary factors for the $2.7 million increase in net interest income after provision for loan losses, when comparing the two years ended, were an increase in interest income of $485,000 and decreases in interest expense and provision for loan losses of $1.5 million and $721,000, respectively.  The primary factors for the $2.7 million increase in noninterest expenses, when comparing the two years ended, were increases in compensation and benefits, professional fees, FDIC insurance premiums, charitable contributions and other operating expenses of $683,000, $304,000, $255,000, $1.2 million and $392,000, respectively.

First Savings Financial Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:December 28, 2009	By:	/s/ Larry W. Myers
Larry W. Myers
President and Chief Executive Officer